                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        Commission File Number 1-13772

(Check One):  (X) Form 10-K   ( ) Form 11-K   ( ) Form 20-F   ( ) Form 10-Q

( ) Form N-SAR

        For Period Ended: December 31, 2001
                          -----------------

( ) Transition Report on Form 10-K          ( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F          ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

      For the Transition Period Ended: _________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


                                    PART 1
                            REGISTRANT INFORMATION

      Full name of registrant: PlanVista Corporation
                               ---------------------

      Former name if applicable: HealthPlan Services Corporation
                                 -------------------------------

      Address of principal executive office (Street and number):

                        4010 Boy Scout Blvd., Suite 200
                             Tampa, Florida 33607


                                    PART II
                            RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
(X) following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      PlanVista Corporation (the "Company") is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the "Form 10-K"), although the Company will file the Form 10-K within the fifteen calendar day time limit prescribed under rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company is still gathering information which is necessary for the filing. The Registrant anticipates being able to compile such information and provide it to the independent auditors so as to permit filing of the Form 10-K on or before the 15/th/ calendar day following the Company's original prescribed due date for the Form 10-K.


                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Phillip S. Dingle                 (813)                     353-2320
--------------------------------------------------------------------------------
  (Name)                      (Area Code)               Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 (X) Yes ( ) No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 ( ) Yes  (X) No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             PlanVista Corporation
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 3/25/2002                By:   /s/ Phillip S. Dingle
     ---------                      ---------------------
                              Phillip S. Dingle, President

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).